Thompson Hine, LLP

1919 M Street, N.W., Suite 700

Washington, DC 20036-1600

May 31, 2018

Mr. John M. Ganley

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund (the “Registrant”) File Nos. 333-210843 & 811-22461

Dear Mr. Ganley and Ms. Miller:

We hereby are filing Post-Effective Amendment No. 5 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 19 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement, which contains updated financial information to the Registrant’s Prospectus and Statement of Additional Information (“SAI”) based upon the Registrant’s recently available financial statements for the fiscal year ended March 31, 2018. We request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced filing as the Prospectus and SAI of the Registrant have generally not been modified since the last filing except to update the financial information in the Prospectus and SAI.

We further respectfully hereby request acceleration of the effective date of the Registrant’s Post-Effective Amendment No. 5 so that it may become effective on Tuesday, July 31, 2018.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John M. Ganley

Megan Miller

May 31, 2018

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Mark Vannoy Morgan Creek Global Equity Long/Short Institutional Fund